Exhibit 99.1

W. P. CAREY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

This unaudited pro forma consolidated financial information should be read in conjunction with the audited financial statements of W. P. Carey for the year ended December 31, 2018, including the notes thereto either incorporated by reference to this filing or presented elsewhere in this filing, and other financial information and analyses, either incorporated by reference to this filing or presented elsewhere in this filing. Included also within the pro forma financial information is the unaudited financial statement of income of CPA:17 — Global for the ten months ended October 31, 2018.

The unaudited pro forma statement of income for the year ended December 31, 2018 (i) is based on available information and assumptions that management deems reasonable; (ii) is presented for informational purposes only; (iii) does not purport to be indicative of W. P. Carey’s future results of operations or financial position; and (iv) does not purport to represent the financial position or results of operations that would actually have occurred assuming completion of the merger between W. P. Carey and CPA:17 — Global (the “Merger”) had occurred on January 1, 2018.

On October 31, 2018, CPA:17 — Global merged with and into one of W. P. Carey’s subsidiaries in exchange for shares of W. P. Carey common stock in accordance with the related merger agreement. Subject to the terms and conditions contained in the merger agreement, at the effective time of the Merger, each share of CPA:17 — Global common stock issued and outstanding immediately prior to the effective time of the Merger was canceled and the rights attaching to such share were converted automatically into the right to receive 0.160 shares of W. P. Carey common stock (the “Merger Consideration”). Each share of CPA:17 — Global common stock owned by W. P. Carey or any of its subsidiaries immediately prior to the effective time of the Merger was automatically canceled and retired, and ceased to exist, for no Merger Consideration. W. P. Carey paid total Merger Consideration of approximately $3.6 billion, including the issuance of 53,849,087 shares of W. P. Carey common stock with a fair value of $3.6 billion, based on the closing price of W. P. Carey’s common stock on October 31, 2018 of $66.01 per share, to the stockholders of CPA:17 — Global in exchange for the 336,715,969 shares of CPA:17 — Global common stock that W. P. Carey and its affiliates did not previously own, and cash of $1.7 million paid in lieu of issuing any fractional shares.

W. P. Carey, as the acquirer, accounted for the Merger as a business combination and the assets acquired and liabilities assumed of CPA:17 — Global were recorded at estimated fair values.

W. P. CAREY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2018

(in thousands, except share and per share amounts)

	Historical
	W. P. Carey	CPA:17 — Global (January 1, 2018 — October 31, 2018)(a)	Pro Forma Adjustments		(Notes)	W. P. Carey Pro Forma Consolidated
Revenues
Real Estate:
Lease revenues	$716,422	$290,569	$(11,412)		A	$1,001,608
			10,584		G
			(4,555)		A
Reimbursable tenant costs	28,076	19,941	—			48,017
Operating property revenues	28,072	38,208	—			66,280
Lease termination income and other	6,555	19,429	(8,374)		B	17,610
	779,125	368,147	(13,757)			1,133,515
Investment Management:
Asset management revenue	63,556	—	(24,884)		F	38,672
Reimbursable costs from affiliates	21,925	—	(6,233)		F	15,692
Structuring revenue	20,826	—	(1,185)		F	19,641
Other advisory revenue	300	—	—			300
	106,607	—	(32,302)			74,305
	885,732	368,147	(46,059)			1,207,820
Operating Expenses
Depreciation and amortization	291,440	105,056	39,057		C	435,553
General and administrative	68,337	10,742	(2,422)		F	76,657
Reimbursable tenant and affiliate costs	50,001	19,941	(6,233)		F	63,709
Merger and other expenses	41,426	16,280	(57,893)		F	(187)
Property expenses, excluding reimbursable tenant costs	22,773	74,812	369		C	73,070
			(24,884)		F
Operating property expenses	20,150	25,990	—			46,140
Stock-based compensation expense	18,294	75	—			18,369
Subadvisor fees	9,240	—	—			9,240
Impairment charges	4,790	19,755	—			24,545
	526,451	272,651	(52,006)			747,096
Other Income and Expenses
Interest expense	(178,375)	(69,900)	1,191		D	(248,954)
			178		F
			(2,048)		G
Gain on sale of real estate, net	118,605	4,370	—			122,975
Equity in earnings of equity method investments in the Managed Programs and real estate	61,514	21,759	(27,721 (993 (26,069	) ) )	E E E	28,490
Gain on change in control of interests	47,814	—	(47,814)		F	—
Other gains and (losses)	29,913	17,281	(178)		F	47,016
	79,471	(26,490)	(103,454)			(50,473)
Income before income taxes	438,752	69,006	(97,507)			410,251
Provision for income taxes	(14,411)	(3,848)	150		G	(4,592)
			768		H
			5,980		H
			6,769		H
Net Income	424,341	65,158	(83,840)			405,659
Net (income) loss attributable to noncontrolling interests	(12,775)	(36,045)	50,121		I	1,301
Net Income Attributable to W. P. Carey	$411,566	$29,113	$(33,719)			$406,960

Basic Earnings Per Share	$3.50	$0.08				$2.51
Diluted Earnings Per Share	$3.49	$0.08				$2.51
Weighted Average Shares Outstanding
Basic	117,494,969	352,942,522			J	162,197,087
Diluted	117,706,445	352,942,522			J	162,408,563

(a)  Certain amounts in CPA:17 — Global’s historical consolidated statement of income have been reclassified to conform to W. P. Carey’s presentation.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and disclosures required by generally accepted accounting principles of the United States (“GAAP”). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management’s actions were carried out in previous reporting periods.

This unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the pro forma periods. In addition, this pro forma consolidated financial information should not be viewed as indicative of the Company’s expected financial results for future periods.

Historical amounts are derived from the audited consolidated financial statement of income of W. P. Carey for the year ended December 31, 2018 and the unaudited consolidated statement of income of CPA:17 — Global for the ten months ended October 31, 2018.

A.            Lease revenues — Reflects a pro forma net decrease in Lease revenues of $11.4 million for the year ended December 31, 2018 due to purchase accounting adjustments to reflect the amortization of acquired intangibles, described below, for leases that have rents above or below market rates and the reevaluation of acquired straight-line rents.

In connection with the acquisition of the properties subject to leases, $298.2 million of the purchase price has been allocated to reflect the value attributable to the assumption of leases with rents in excess of market rates at acquisition. The intangible assets related to the assumption of these above-market leases are amortized as a reduction to rental income, using the straight-line method, over the remaining terms of the applicable leases, which range from two to 43 years with a weighted-average life of 12.2 years. Additionally, $109.9 million of the purchase price has been allocated as Below-market rent intangibles to reflect the value attributable to the assumption of leases with rents that are below market rates at acquisition. Below-market rent is amortized as an increase to rental income over the remaining initial, non-cancelable terms of the applicable leases. Their terms range from five to 48 years with a weighted-average life of 24.9 years.

There is an additional pro forma adjustment of $4.6 million for the year ended December 31, 2018 to recognize a reduction of interest income from acquired direct financing leases.

B.            Lease termination income and other — Reflects a pro forma adjustment of $8.4 million for the year ended December 31, 2018 to recognize a reduction of accretion for a loan receivable.

C.            Depreciation and amortization — Reflects a pro forma adjustment of $39.1 million for the year ended December 31, 2018, for the change in Depreciation and amortization of acquired tangible assets (buildings and site improvements) and in-place leases representing the difference between the estimated fair value and acquired carrying values. Included in these amounts are depreciation and amortization related to operation of the tenancy-in-common interest discussed below (Note G). Buildings and site improvements are depreciated over the remaining useful life ranging from 10 to 40 years. In-place lease values are amortized over the remaining non-cancelable terms of the applicable leases, which range from two to 49 years.

Property expenses, excluding reimbursable tenant costs — Reflects a pro forma adjustment of $0.4 million for the year ended December 31, 2018 for the net amortization of acquired above and below market ground lease intangibles of $2.8 million and $22.6 million, respectively. Above/below market ground lease values are amortized over the remaining initial, non-cancelable terms of the applicable leases, which range from eight to 89 years.

D.            Interest expense — Reflects a pro forma adjustment to record a decrease in Interest expense of $1.2 million for the year ended December 31, 2018 related to the fair value adjustment of the assumed mortgage loans payable being amortized over the remaining terms of the notes.

E.             Equity in earnings of equity method investments in the Managed Programs and real estate — Reflects pro forma adjustments (i) to reverse equity income recorded in W. P. Carey’s historical statements of income related to real estate investments consolidated in the Merger (including the tenancy-in-common investment described in Note G), as well as equity earnings recorded in CPA:17 — Global’s historical statements related to real estate investments consolidated by W. P. Carey prior to the Merger, totaling $27.7 million, (ii) to reflect the amortization of basis differences related to the change in fair value of equity method investments formerly held by CPA:17 — Global of $1.0 million, and (iii) to reflect the reversal of equity income from CPA:17 — Global included in the historical statements of income for W. P. Carey of $26.1 million for the year ended December 31, 2018.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

F.              Reflects adjustments to eliminate activities between W. P. Carey and CPA:17 — Global included in the respective historical financial statements, as all such revenues, expenses and interests would have been eliminated in consolidation had the Merger occurred on January 1, 2018. These pro forma adjustments for the year ended December 31, 2018 comprise (i) the reversal of Asset management fee revenue of $24.9 million, Structuring revenues of $1.2 million, and related interest on deferred structuring fees of $0.2 million earned by W. P. Carey from CPA:17 — Global, (ii) the reversal of Reimbursed costs from affiliates of $6.2 million related to costs formerly charged by W. P. Carey to CPA:17 — Global, (iii) a reversal of Reimbursable costs included in operating expenses corresponding to the prior adjustment in the amounts of $6.2 million, and (iv) the reversal of Property expenses of $24.9 million representing the Asset management fees paid by CPA:17 — Global described above.

Additional pro forma adjustments to General and administrative expenses reflect the reversal of $2.4 million of recurring fees and expenses that were included in the historical financial statements of CPA:17 — Global for the year ended December 31, 2018, which will be eliminated as a result of the Merger.

The pro forma adjustments also reflect the reversals of Merger and other expenses of $57.9 million and Gain on change in control of interests of $47.8 million, associated with the Merger, for the year ended December 31, 2018.

G.            Reflects the operations of a tenancy-in-common interest previously reflected by each of W. P. Carey and CPA:17 — Global as income from equity investments in real estate. The tenancy-in-common will be consolidated by W. P. Carey at the time of merger. The pro forma adjustment comprises primarily (i) increases in Rental income of $10.6 million for the year ended December 31, 2018, (ii) an increase in Interest expense of $2.0 million for the year ended December 31, 2018, (iii) an income tax benefit of $0.2 million for the year ended December 31, 2018. Depreciation and amortization related to this investment is included in the adjustment above (Note C). Equity in earnings of equity method investments in the Managed Programs and real estate related to this investment is included in the adjustment above (Note E).

H.           Provision for income taxes — As a result of the Merger, Asset management revenue and certain other taxable revenues of W. P. Carey have been eliminated (Note F). The pro forma adjustment for an income tax benefit of $6.8 million for the year ended December 31, 2018 reflects the income tax impact related to the elimination of these transactions. The pro forma adjustment for an income tax benefit of $6.0 million for the year ended December 31, 2018 reflects the tax impact related to the accelerated vesting of shares W. P. Carey held in CPA:17 — Global as a result of the Merger. The pro forma adjustment for an income tax benefit of $0.8 million primarily reflects the income tax impact on pro forma adjustments based on an applicable foreign statutory tax rate in effect during the year ended December 31, 2018. The tax rates utilized represent the applicable tax rates that were enacted as of the last day of the reporting period.

I.                Net (income) loss attributable to noncontrolling interests — Primarily reflects the elimination of income attributable to noncontrolling interests which will be consolidated as a result of the Merger, as well as minor adjustments due to fair value changes of ongoing acquired noncontrolling interests.

J.                Earnings per share — Basic and diluted pro forma earnings per share reflect the additional shares expected to be issued as part of the Merger, which are deemed to be outstanding as of January 1, 2018 for the pro forma basic and diluted earnings per share calculation. Thus, the pro forma outstanding shares are calculated as follows:

	Historical	Pro Forma
	W. P. Carey	Adjustments	Pro Forma
For the year ended December 31, 2018
Basic	117,494,969	44,702,118	162,197,087
Diluted	117,706,445	44,702,118	162,408,563